Exhibit 2
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FOR IMMEDIATE RELEASE                                              23 March 2007



                              WPP GROUP PLC ("WPP")

                                  ANNOUNCEMENT



WPP has been advised that an award of 4,958 shares vested on 10th March 2007 under the WPP Group plc Restricted Stock Plan for Mr Mark Read, a director of the Company. Mr Read has sold 2,037 shares to settle tax and national insurance liabilites and retained 2,921 shares. Mr Read has interests in 28,222 shares representing 0.002% of the issued share capital of WPP.


Contact:
Feona McEwan, WPP                                         T: +44 (0)20 7408 2204
www.wpp.com
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